

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 19, 2012

Via E-mail
William Clark
President
Spindle, Inc.
18835 N. Thompson Peak Parkway, Suite 210
Scottsdale, AZ 85255

> **Re: Spindle, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2011**
> **Filed March 30, 2012**
> **File No. 333-145088**

Dear Mr. Clark:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2011

Management's Discussion and Analysis of Financial Condition and Results of Operations, Page 18

1. Please revise your discussion to describe the rate of negative cash flow per month and the period of time that available cash can sustain current operations.

2. We note your discussion of your business growth strategy on page 20. Please revise to disclose the significant events or milestones that you will need to accomplish in order to implement your business plan or growth strategy. In this regard, your disclosure should fully describe each event or milestone, discuss how you will perform or achieve each event or milestone, quantify the estimated cost(s) to achieve each event or milestone and delineate the timeframe for achieving each event or milestone. Further, please discuss the source of funds needed to cover those estimated cost(s).

Certain Relationships and Related Transactions, and Director Independence, page 51

3. We note you disclosures concerning transactions on November 14, December 15 and December 31, 2011, where you identify the related party as "a related party." Please revise to disclose the name of the related party and the basis on which the person is a related person. See Item 404 of Regulation S-K.

Report of Independent Registered Public Accounting Firm, page F-1

4. We note your principal auditor making reference to the work performed by the apparent former auditors of Coyote Hills Golf, Inc., in the opening paragraph of the opinion. Please discuss with your current auditor and advise us what responsibility it assumed related to the work performed by the former auditor regarding the period(s) covered by Spindle Mobile Inc. ("SMI") financial statements. Note that the opinion should solely cover SMI's financial statements of the operating company or accounting acquirer for its reporting period(s). In this case, it appears the only reporting period should be from January 14, 2011 (inception date) to December 31, 2011. Please explain or have your auditor revise the opinion.

5. Please have your principal auditor revise their report to include an electronic signature. Refer to Rule 302(a) of Regulation S-T.

Note 1 - History and organization of the company, page F-6

6. Refer to your the Asset Purchase Agreement disclosure. We note SMI acquired 80% of the issued and outstanding common stock of Coyote Hills Golf, Inc. ("Coyote Hill"), and there was a change in senior management. It appears your transaction was a reverse recapitalization in substance in which only the SMI financial statements or those of the operating company should be presented for all reporting periods after the transaction was consummated. We note SMI was formed on January 14, 2011, but you present SMI and Coyote Hills' financial statements side by side for the current and prior periods, respectively. As such, please remove the Coyote Hills financial statements for all prior periods presented and label properly the period from the inception date of January 14, 2011 to December 31, 2011 for the current year SMI financial statements and revise the corresponding amounts. Please also revise the MD&A section and the subsequent interim financial statements within 2012 Forms 10-Q accordingly.

7. We note you recognized $31,421 of revenue in fiscal 2011. Tell us why you continue to believe you are a development stage company, or revise your financial statements.

Item 9A(T) – Controls and Procedures, page 44

8. We note your evaluation of the disclosure controls and procedures as well as the internal control over financial reporting. We note your conclusions that they were effective for the

year ended December 31, 2011. However, we also note your conclusion within the 2012 2nd quarter Form 10-Q that the disclosure controls and procedures are <u>not</u> effective as of the interim period covered. Please explain to us what triggers the change in your conclusion regarding the assessment of disclosure controls and procedures. Also, explain to us how you reasonably concluded the internal control over financial reporting was effective for the year ended December 31, 2011 in light of the change in assessment regarding disclosures controls and procedures.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Robert Babula, Staff Accountant, at (202) 551- 3339, if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Attorney-Advisor, at (202) 551- 3342 or Catherine Brown, Attorney-Advisor, at (202) 551- 3513 if you have questions regarding any other comments. You may contact me at (202) 551- 3377 with any other questions.

Sincerely,

/s/ Andrew D. Mew

Andrew D. Mew
Accounting Branch Chief